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Christopher Shipman · 3rd

Navigating a path of continuous growth

Greater Harrisburg Area · **Contact info**

191 connections

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 **Zaiser Motors Inc.**

 **Penn State University**

Experience



Co-Founder / CPO

Zaiser Motors Inc. · Full-time

Nov 2019 – Present · 1 yr 10 mos

Denver, Colorado, United States

Owner

NeAnima 3D · Self-employed

Sep 2018 – Present · 3 yrs

United States

NeAnima 3D specializes in custom automotive design and 3D printing. Other industries include consumer product design and development, scale RC car components, home decore, custom brackets and mounts, and reverse engineering and

CADD/Commissioning Technician





SitelogIQ

Mar 2019 – Present · 2 yrs 6 mos

Mechanical Design Engineer

BELL-MARK Corp

Jul 2018 – Mar 2019 · 9 mos

Dover, Pennsylvania

Project Engineer

Reynolds Energy Services

Jul 2016 – Mar 2018 · 1 yr 9 mos

Harrisburg, Pennsylvania Area

Primary focuses included commissioning and configuring
building mechanical systems and automated controls, with
emphasis on data collection and trend interpretation for
energy efficiency and operator cost reduction.   …see more

Show 5 more experiences ⌄

Education



Penn State University

Bachelor of Science (B.S.), Mechanical Engineering Related
Technologies/Technicians

2014 – 2016

Activities and Societies: PSUH Formula SAE club, PSUH Baja
SAE club



Harrisburg Area Community College

Associate's degree, Mechanical Engineering/Mechanical
Technology/Technician, 3.25

2010 – 2013

Activities and Societies: Engineering Club



